Stradley Ronon Stevens & Young, LLP 2000 K Street, NW, Suite 700 Washington, DC.20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman
202.419.8402
czimmerman@stradley.com

October 24, 2023

Filed via EDGAR
Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	The Commerce Funds (the “Trust”) (File Nos. 33-80966; 811-8598)
Dear Mr. Brodsky:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to Christopher J. Zimmerman and Lauren A. Zychowicz with regard to Post-Effective Amendment Nos. 58/59 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on August 17, 2023 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to register a new series of the Trust designated as the MidCap Value Fund (the “Fund”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.
1. Comment: The legend required by Rule 481(b)(1) under the 1933 Act per Instruction 4 to Item 1(a) of Form N-1A appears to be missing from the front cover page of the prospectus.
Response: The following statement has been added to the front cover page of the Fund’s prospectus:
These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

2. Comment: Please provide completed fee and expense information in the Fund’s post-effective amendment filed under Rule 485(b) under the 1933 Act.

Response: The Trust confirms that completed fee and expense information will be included in the Fund’s post-effective amendment filed under Rule 485(b) under the 1933 Act.
3. Comment: Please disclose in the caption to the fee table in the prospectus that the Fund’s expense reimbursement or fee waiver arrangement will remain in place for at least one year from the effective date of the Fund’s registration statement and describe who can terminate the arrangement (e.g., the Fund or the Board); otherwise, please remove this caption from the fee table.
Response:  The Trust confirms that the caption to the fee table in the prospectus has been updated to reflect that the Fund’s expense reimbursement/fee waiver arrangement will remain in place for at least one year from the effective date of the Fund’s registration statement and describes who can terminate the arrangement.
4. Comment: In the principal investment strategies on page 2 of the Fund’s prospectus, the disclosure references the use of a quantitative analysis in connection with the Fund’s investments in “stocks within the Index universe that have an above average dividend yield.” Please clarify the general nature of this quantitative analysis and what the analysis entails. This disclosure may be included in the Fund’s statutory prospectus rather than in the summary section.
Response:  The Trust has added the following disclosure in the Fund’s principal investment strategies in the summary section as follows:
Using a predominately quantitative analysis, with some additional fundamental analysis depending on market conditions, the Fund invests principally in stocks within the Index universe that have an above average dividend yield. As part of the quantitative analysis, the Adviser ranks the dividend-paying stocks within the Index universe according to their level of dividend yields from “low” to “high” among five quintiles in their respective sectors. The Adviser principally selects stocks from among the top three dividend-yield quintiles for inclusion in the Fund’s portfolio. The Fund seeks a higher return than the Index over time through a combination of capital appreciation and dividend income. The Fund utilizes a diversified portfolio with value characteristics (low price/book and price/earnings ratios) to achieve capital appreciation and current income.
5. Commerce: In the principal investment strategies on page 2 of the Fund’s prospectus, the disclosure indicates that the Fund “may invest a significant amount of its assets from time to time in the financials sector.” Please confirm, either supplementally or by clarification in the Fund’s prospectus, whether the Fund’s focus in this sector is consistent with its fundamental investment policy regarding concentration.
Response: The Trust confirms that while the Fund may invest a significant amount of its assets in certain economic sectors such as the financials sector, the Fund does not intend to invest more than 25% of its assets in the securities of issuers in any one industry or group of industries consistent with its fundamental investment policy regarding concentration.  The Trust also notes that the “Sector Concentration Risk” included in the Fund’s Item 4 and Item 9 “Principal Risks” sections state that “[a]lthough the Fund will not concentrate in any particular industry, it may be heavily invested in a particular economic sector.” Therefore, the Trust respectfully submits that the above-referenced disclosure is consistent with the Fund’s fundamental investment policy regarding concentration.
6. Comment: The Fund’s Item 4 and Item 9 “Principal Risks” sections include a “Mid-Cap and Small-Cap Risk,” however the principal investment strategies do not include disclosure regarding investments in small-capitalization companies.  Please revise the principal investment strategies or risks accordingly.
Response: The Trust confirms that the Fund may invest up to 20% of its net assets in small-capitalization companies and therefore has added corresponding disclosure to the Fund’s principal investment strategies.
7. Comment: Please supplementally indicate the Fund’s broad-based index that will be used in connection with the Fund’s performance.
Response: The Fund intends to use the Russell Midcap® Value Index as its broad-based index upon commencement of operations and during the transition period of the SEC’s rule and form amendments regarding tailored shareholder reports (Investment Company Act Release No. 34731 (Oct. 26, 2022) (the “Rule”). Upon compliance with the Rule, the Trust confirms that the Fund will use an appropriate broad-based securities market index that is consistent with the Rule’s definition of a “broad-based” index.
8. Comment: While the Fund’s principal risks are included in the section titled “More Information on Investment Objectives, Securities, Investment Practices and Risks” in the Item 9 section starting on page 5 of the prospectus, there does not appear to be a discussion of the Fund’s principal investment strategies. Please update this section accordingly.
Response: The Trust respectfully submits that the disclosure under the section titled “More Information on Investment Objectives, Securities, Investment Practices and Risks” is responsive to the requirements of Form N-1A. The Trust notes that page 18 of the adopting release for the amendments to Form N-1A (Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Adopting Release”)) states that “[i]nformation included in the summary section need not be repeated elsewhere in the prospectus.” In addition, General Instruction 3(a) to Form N-1A states: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust notes that a discussion of the Fund’s principal investment strategies under the heading “The MidCap Value Fund -Summary” is included in response to Item 4(a) of Form N-1A and that the Fund therefore has not repeated the principal investment strategies in its Item 9 disclosure, consistent with the requirements of Form N-1A and the related instructions and the Adopting Release. In addition, the Trust notes that disclosure is included in the Item 9 section on page 5 of the prospectus stating that the principal investment strategies are included in the summary section of the prospectus and a cross-reference to the specific page numbers of such discussion is provided.
9. Comment: In the disclosure included under the sub-heading “Recent Market Events” under “Market Risk” in the Item 9 section on page 7 of the prospectus, there are a number of references that appear to be outdated (e.g., the reference to the “relaxation of financial industry regulations”). Please update this section as needed.
Response: The Trust has revised the disclosure under “Recent Market Events” by deleting the reference to “relaxation of financial industry regulations” and other disclosure that the Trust believes is no longer currently or recently applicable to the Fund.
10. Comment: In the disclosure included under the heading “Futures Contracts and Options on Futures Contracts” starting on page 12 of the Statement of Additional Information (“SAI”), there are a number of references that appear to be outdated (e.g., references to over-the-counter trading in certain futures and references to trading facilities such as derivatives transaction execution facilities and electronic trading facilities). Many of such references were eliminated under the Dodd-Frank Wall Street Reform and Consumer Protection Act or are otherwise now obsolete. Please update this section as needed.
Response: The Trust will make the requested revisions.
11. Comment: There are a number of references that appear to be outdated in the disclosures related to derivative instruments on pages 12, 13 and 20 and on page 2 of Appendix B of the SAI (e.g., references to the New York Futures Exchange and non-profit organizations as clearing corporations). Please update these sections as needed.
Response: The Trust will make the requested revisions.
12. Comment: Paragraph 4 under the heading “Investment Limitations” on page 46 of the SAI states that “[T]he Fund may borrow from banks and enter into reverse repurchase agreements as a temporary measure for extraordinary or emergency purposes or to meet redemptions in amounts not exceeding 33 1/3% (taken at market value) of its total assets (including the amount borrowed).” Please supplementally explain what the phrase “taken at market value” means in this context.
Response: The Trust confirms that the Fund’s borrowing practices as set forth in the above-referenced sentence are limited by the 1940 Act and the rules, exemptions or interpretations thereunder. The phrase “taken at market value” in the above-referenced sentence refers to “value” in the definition of “asset coverage” set forth in Section 18(h) of the 1940 Act.
13. Comment: Paragraph 4 under the heading “Investment Limitations” on page 46 of the SAI states that “Securities held in escrow or separate accounts in connection with the Fund’s investment practices are not deemed to be pledged for purposes of this limitation.” Please supplementally explain this language in consideration of Section 18 and Rule 18f-4 under the 1940 Act.
Response: The above-referenced sentence is included to provide further detail with respect to the pledging of assets described earlier in the Investment Limitation. The Trust understands that Rule 18f-4 is an exemptive rule from Section 18(f)(1), among other provisions, with respect to the issuance of senior securities and provides a list of conditions that must be satisfied in order to rely on the Rule. The Trust confirms that the Fund will comply with Rule 18f-4 to the extent applicable.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,
/s/ Christopher J. Zimmerman Christopher J. Zimmerman

cc:  William R. Schuetter
       David W. Grim
       Lauren A. Zychowicz